Filed Pursuant to Rule 433
Registration No. 333-141867
April 11, 2007
PRICING TERM SHEET
5.250% Notes due 2013

Issuer:	Apache Corporation

Security:	5.250% Notes due 2013

Size:	$500,000,000

Maturity Date:	April 15, 2013

Coupon:	5.250%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2007

Price to Public:	99.751%

Benchmark Treasury:	4.500% due 03/31/2012

Benchmark Treasury Yield:	4.619%

Spread to Benchmark Treasury:	+ 68 bp

Yield:	5.299%

Optional Redemption:	The notes will be redeemable, at the option of Apache Corporation, at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semi-annual basis, at the applicable treasury rate plus 12.5 basis points, plus, in each case, accrued interest to the date of redemption.

Expected Settlement Date (T+3):	April 16, 2007

CUSIP:	037411AT2

Anticipated Ratings:	A3 (Stable) by Moody’s Investors Service, Inc.
A- (Stable) by Standard & Poor’s Ratings Services
A (Stable) by Fitch Ratings

Joint Book-Running Managers:	Citigroup Global Markets Inc.
UBS Securities LLC

Co-Managers:	ABN AMRO Incorporated
Barclays Capital Inc.
Calyon Securities (USA) Inc.
HSBC Securities (USA) Inc.
SG Americas Securities, LLC
Wells Fargo Securities, LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or UBS Securities LLC toll free at 1-888-722-9555 ext 1088.